# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD INFRASTRUCTURE CORPORATION, CIK 0001788348
CUSIP: 11276H106
Title of class of securities: class A exchangeable subordinate voting shares, no par value
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 1,500,000; shared voting power 11,512,789; sole dispositive power 1,500,000; shared dispositive power 11,512,789; aggregate amount beneficially owned 13,012,789 (9.6% of the class)
  Comment: In reference to Rows 8 and 10 above, this amount represents class A.2 exchangeable non-voting shares of Brookfield Infrastructure Holdings Corporation ("Class A.2 Shares") held by BIPC Holding LP and beneficially owned by BIPC GP Holdings Inc., the general partner of BIPC Holding LP, and Brookfield Corporation ("Brookfield"). In aggregate, Brookfield beneficially owns 13,012,789 Class A.2 Shares, which are subject to the Ownership Cap (as previously described in Item 4 of Amendment No. 5 to Schedule 13D). As of July 21, 2026, the total number of Class A.2 Shares that may be exchanged into class A exchangeable subordinate voting shares (the "BIPC Shares") of Brookfield Infrastructure Corporation (the "Issuer" or "BIPC") due to the Ownership Cap is 12,912,552.
  
  In reference to Row 13 above, the percentage ownership is based on an aggregate of 123,009,048 BIPC Shares outstanding as of July 21, 2026. Percentage ownership would be 9.5% assuming only 12,912,552 Class A.2 Shares are exchanged into 12,912,552 BIPC Shares due to the Ownership Cap.
  
  Brookfield Infrastructure Partners L.P. ("BIP") beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer (the "Class B Shares"), which represent a 75.0% voting interest in the Issuer.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 13,012,789; sole dispositive power 0; shared dispositive power 13,012,789; aggregate amount beneficially owned 13,012,789 (9.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount represents BIPC Shares that may be issued to Brookfield upon exchange of Class A.2 Shares without giving effect to the Ownership Cap.
  
  In reference to Row 13 above, the percentage ownership is based on an aggregate of 123,009,048 BIPC Shares outstanding as of July 21, 2026.
- BIPC HOLDING LP (CIK 0001996787): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 11,512,789; sole dispositive power 0; shared dispositive power 11,512,789; aggregate amount beneficially owned 11,512,789 (8.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount represents BIPC Shares that may be issued to BIPC Holding LP upon exchange of Class A.2 Shares.
  
  In reference to Row 13 above, the percentage ownership is based on an aggregate of 123,009,048 BIPC Shares outstanding as of July 21, 2026.
- BIPC GP HOLDINGS INC. (CIK 0001996785): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 11,512,789; sole dispositive power 0; shared dispositive power 11,512,789; aggregate amount beneficially owned 11,512,789 (8.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount represents BIPC Shares that may be issued to BIPC Holding LP, for which BIPC GP Holdings Inc. serves as general partner, upon exchange of Class A.2 Shares.
  
  In reference to Row 13 above, the percentage ownership is based on an aggregate of 123,009,048 BIPC Shares outstanding as of July 21, 2026.
- BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (CIK 0001406234): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: BIP beneficially owns all of the issued and outstanding Class B Shares, which represent a 75.0% voting interest in the Issuer. Percentage ownership reflects deemed shared beneficial ownership with Brookfield Infrastructure Partners Limited, which serves as the general partner of BIP.
- BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED (CIK 0001996567): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership of the Class B Shares held by BIP.

## Item 1. Security and Issuer
Title of class of securities: class A exchangeable subordinate voting shares, no par value
Name of issuer: BROOKFIELD INFRASTRUCTURE CORPORATION
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Comment:
Explanatory Note

This Amendment No. 6 (this "Amendment No. 6") to Schedule 13D amends and supplements the Schedule 13D originally filed on April 9, 2020 (and as amended through Amendment No. 5 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 6.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 21, 2026, BIP, BIPC and Brookfield Infrastructure Partners Inc. ("BIP Inc.") entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement an arrangement (the "Transaction") to simplify BIP's and BIPC's corporate structure by converting BIP and BIPC into a single Canadian publicly traded corporate entity, BIP Inc.

The Transaction will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and completion of the Transaction is subject to a number of conditions, including obtaining the approval of the holders of limited partnership units ("L.P. Units") of BIP (the "Unitholders") and approval by the British Columbia Supreme Court. If the Transaction is approved by the Unitholders but not by the holders of BIPC Shares (the "Shareholders"), the Transaction will still be completed except that the exchange of BIPC Shares (the "Share Exchange"), as described below, will not occur. A special meeting of Unitholders and a special meeting of Shareholders have been called for October 14, 2026, and security holders of record as of close of business on August 21, 2026 will be entitled to vote at the meetings.

If the Transaction is approved by both the Unitholders and Shareholders, and subject to satisfaction of other conditions, BIP and BIPC will implement the Transaction, pursuant to which, among other things, all L.P. Units, BIPC Shares, exchangeable limited partnership units of Brookfield Infrastructure Partners Exchange LP, a subsidiary of BIP, class B exchangeable limited partnership units of Brookfield Infrastructure Corporation Exchange Limited Partnership, a subsidiary of BIP, Class A.2 Shares and redemption-exchange limited partner units of Brookfield Infrastructure L.P. ("BILP") will be exchanged, directly or indirectly, for newly issued class A subordinate voting shares of BIP Inc. ("BIP Inc. Class A Shares") on a one-for-one basis. In addition, the class A common shares of Brookfield Infrastructure Partners Limited, the general partner of BIP, will be exchanged for class B multiple voting shares of BIP Inc. ("BIP Inc. Class B Shares"), and the special general partner units of BILP, held by a subsidiary of Brookfield Asset Management Ltd., will be exchanged for class I non-voting incentive shares of BIP Inc. ("BIP Inc. Class I Shares"). The newly issued BIP Inc. Class A Shares are expected to be listed on the Toronto Stock Exchange and the New York Stock Exchange.

Following completion of the Transaction and based on their current ownership and the aggregate number of issued and outstanding BIPC Shares, Class A.2 Shares and L.P. Units, (i) Brookfield and its subsidiaries are expected to own 204,711,975 BIP Inc. Class A Shares, representing approximately 26.4% of the issued and outstanding BIP Inc. Class A Shares (and 204,711,975 BIP Inc. Class A Shares, representing approximately 30.9% of the issued and outstanding BIP Inc. Class A Shares if the Share Exchange does not occur), 45,776 BIP Inc. Class B Shares, representing 100% of the issued and outstanding BIP Inc. Class B Shares (which BIP Inc. Class B Shares will be entitled to cast, in the aggregate, a number of votes equal to the number of outstanding BIP Inc. Class A Shares held on the record date for determining the BIP Inc. shareholders entitled to vote at the applicable meeting minus 100), (ii) Brookfield Wealth Solutions Ltd. and its subsidiaries are expected to own 3,287,267 BIP Inc. Class A Shares, representing approximately 0.4% of the issued and outstanding BIP Inc. Class A Shares (and 3,287,267 BIP Inc. Class A Shares, representing approximately 0.5% of the issued and outstanding BIP Inc. Class A Shares if the Share Exchange does not occur), (iii) Brookfield Asset Management Ltd. and its subsidiaries are expected to own 2,400,631 BIP Inc. Class I Shares, representing 100% of the issued and outstanding BIP Inc. Class I Shares and (iv) BIP Inc. will own all of the issued and outstanding L.P. Units, redemption-exchange limited partnership units of BILP, Class A.2 Shares and, assuming the Share Exchange occurs, BIPC Shares. If the Transaction is completed but the Share Exchange does not occur, Brookfield and its subsidiaries will not own any BIPC Shares.

Further information regarding the Transaction will be contained in a joint management information circular of BIP and BIPC. Subject to the receipt of all required approvals, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the BIPC Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference herein. Except as otherwise noted in the footnotes to the cover pages hereto, the percentage ownership of BIPC Shares is based on an aggregate of 123,009,048 BIPC Shares outstanding as of July 21, 2026.
Transactions in the class effected during the past sixty days: Except as described in Item 4 in this Amendment No. 6, there have been no transactions by the Reporting Persons in the BIPC Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 6 is hereby incorporated by reference.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (07/23/2026)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC., /s/ Kathy Sarpash, Kathy Sarpash, Secretary (07/23/2026)
- BIPC HOLDING LP: by its general partner, BIPC GP HOLDINGS INC., /s/ Aaron Kline, Aaron Kline, Director (07/23/2026)
- BIPC GP HOLDINGS INC.: /s/ Aaron Kline, Aaron Kline, Director (07/23/2026)
- BROOKFIELD INFRASTRUCTURE PARTNERS L.P.: by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED, /s/ Jane Sheere, Jane Sheere, Secretary (07/23/2026)
- BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED: /s/ Jane Sheere, Jane Sheere, Secretary (07/23/2026)